EXHIBIT (c)(xiii)

Announcement entitled

“Queensland Treasury Corporation reduces its 2014-15 indicative borrowing program by AUD1 billion”.

December 18, 2014

Queensland Treasury Corporation reduces its 2014-15 indicative borrowing program by AUD1 billion

Following today’s release of the Queensland Government’s Mid-Year Fiscal and Economic Review, Queensland Treasury Corporation (QTC) is reducing its previously published AUD13 billion 2014-15 indicative borrowing program to AUD12 billion.

While the borrowing program shows an increase in new money borrowings for the fiscal year, the AUD1 billion reduction is primarily a result of funding undertaken in June 2014, following the release of the 2014-15 indicative borrowing program.

The revised AUD12 billion total consists of AUD7 billion of term debt and AUD5 billion of short-term debt. Of the term debt requirement, QTC has borrowed approximately AUD4.5 billion and, subject to investor demand and client requirements, will raise the remaining AUD2.5 billion before June 30, 2015.

QTC’S INDICATIVE TERM DEBT BORROWING PROGRAM

	2014-15 BUDGET AUD M*	2014-15 MID-YEAR AUD M*
New money
State (includes General Government and government-owned corporations)	3 800	4 600
Local government and other entities#	900	300
Total new money	4 700	4 900
Net term debt refinancing	3 300	2 100
Total term debt requirement	8 000	7 000

*	Numbers are rounded to the nearest AUD100 million. # Other entities include: retail water entities, universities, grammar schools and water boards.

Note: Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2015-16 Borrowing Program

QTC will announce its 2015-16 Borrowing Program after the Queensland Government’s State Budget release.

ENDS

Enquiries: Kate Scott, Associate Director, Corporate Affairs Ph: +61 7 3842 4701 / +61 438 389 092

Richard Jackson, Executive General Manager, Funding & Markets Ph: +61 7 3842 4789